Freedom Holdings, Inc.

6461 N 100 E

Ossian, Indiana 46777

November 30, 2021

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn: Ms. Jessica Livingston

RE:	Freedom Holdings, Inc. Correspondence Received October 25, 2021 Amendment No. 3 to Form 10 Filed October 7, 2021 File No. 000-52952

Dear Ms. Livingston,

We have reviewed your letter dated October 25, 2021. Set forth below are your comments on our Form 10-12G followed by our responses.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff.

Statement of Operations, page F-15

1.

We note your response to comment 1 which does not address how you determined the fair value of the preferred stock issuances to Mr. Hunt and Mr. Kistler during fiscal years 2019 and 2020. We further note that in response to our comment you state that you intend to restate the entries related to these preferred stock issuances and reclassify them as accrued payables and place on the liability side of the balance sheets for both 2019 and 2020 but do not provide a discussion of how you reached your accounting conclusion and the authoritative guidance relied on for your determination. Please provide us with a comprehensive and detailed analysis in your written response addressing the following:

•	How these preferred stock issuances were initially recorded and how you determined the $10 per share fair value for each of your preferred stock issuances.
•	How you intend to restate your financial statements to reclassify these preferred stock issuances as liabilities and the related financial statement impact; and
•	Provide the authoritative accounting guidance you relied upon in support of your accounting

2.

Since you have asserted in your response to comment 1 that you intend to restate your financial statements, please file an Item 4.02 Form 8-K related to the non-reliance of your previously issued financial statements

RESPONSE: After a phone conversation with Mr. Spitz, we are submitting compilation of the responses we have previously submitted in order to give a complete synopsis of the history and initial determine the fair value of the preferred issuances to Mr. Hunt and Mr. Kistler during fiscal years 2019 and 2020.

In 2008 the Company created the Preferred D shares with the conversion ratio of 1 share equals 100,000 common shares at a price of $0. 0001. This price is the lowest price in which it can be sold on The designation was filed in an amendment to the articles of incorporation with the State of Maryland Secretary of State.

In April 2008 the company issued Preferred D shares to a creditor in a debt for equity swap with the price of the Preferred shares set at $10.00 which was the same price we issued the 12,000 shares to Mr. Hunt and Mr. Kistler as a means of compensation for the fiscal years of 2018 and 2019 representing $120,000 each per year. It was previously reported that there was no stock or cash compensation paid in the years prior to 2018 however that was a misstatement due to miscommunication. 12,000 Preferred D shares were issued to Mr. Hunt and Mr. Kistler each year at the same rate as was reported for fiscal years 2018 and 2019.

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The rationalization for this price was, for all parties, determined as follows:

1 preferred share equals 100,000 common shares at par value $0.0001. That equals $10.00 as a paid in capital amount against the Company’s balance sheet.

We came to this fair value determination by considering that:

•	All entities are required to recognize in their financial statements the cost of share-based payment awards granted to employees. Under ASC 718, an entity is required to determine that cost by estimating the fair value of the share-based instruments it is obligated to issue to its employees when the employees have satisfied the requisite service period (the period over which an employee is required to provide services in exchange for the share-based payment award), as well as met any other conditions necessary to earn the award. Therefore, an entity determines the cost of employee share-based awards by estimating the fair value of the share-based instruments that will be issued rather than directly measuring the fair value of the employee services the entity will receive in exchange for the award. The portion of the fair value of a share-based award attributable to employee service is the instrument’s fair value on the grant date after considering any amount the employee pays for the instrument (for example, the option exercise price or the share purchase price). Employees are not often required to pay a portion of the share price when granted a restricted share. In that situation, the cost attributable to employee service is the entire fair value of the award. ASC 718-10-30-2 A share-based payment transaction with employees shall be measured based on the fair value (or in certain situations specified in this Topic, a calculated value or intrinsic value) of the equity instruments issued. ASC 718-10-30-3 An entity shall account for the compensation cost from share-based payment transactions with employees in accordance with the fair-value-based method set forth in this Topic. That is, the cost of services received from employees in exchange for awards of share-based compensation generally shall be measured based on the grant-date fair value of the equity instruments issued or on the fair value of the liabilities incurred. The cost of services received by an entity as consideration for equity instruments issued or liabilities incurred in share-based compensation transactions with employees shall be measured based on the fair value of the equity instruments issued or the liabilities settled. The portion of the fair value of an instrument attributed to employee service is net of any amount that an employee pays (or becomes obligated to pay) for that instrument when it is granted. For example, if an employee pays $5 at the grant date for an option with a grant-date fair value of $50, the amount attributed to employee service is $45. The fair value of share-based payment awards is not determined under the provisions of ASC 820, Fair Value Measurement, because the guidance in ASC 718 and related interpretive pronouncements are excluded from the scope of ASC 820. The fair value of share-based payment awards is determined under the measurement guidance in ASC 718 and related pronouncements, which are discussed in this section. In SAB Topic 14.C, Valuation Methods, which is codified in ASC 718-10-S99-1, the SEC staff clarified that a public entity is not required to use external valuation professionals to determine the fair value of share-based payment awards if the entity’s employees have the requisite expertise to perform the valuation. In addition, the Statement 123R Resource Group concluded on July 21, 2005 that nonpublic 119 entities could either use employees with the requisite expertise to determine the fair value of share-based payment awards or hire external valuation professionals. The assessment of whether an employee has the requisite expertise depends on an entity’s specific situation. 7.1 Fair-value-based measurement method Although the objective in ASC 718 is to measure employee share-based payment awards at fair value, the guidance specifies a “fair-value-based measurement method” that entities are required to use when estimating the value of employee awards. That method differs in some respects from the fair value method described in ASC 820 because, as described below, some features and conditions of the awards are excluded when estimating fair value under ASC 718. For convenience, both this guide and ASC 718 use the term “fair value” to refer to the fair-value-based measurement method required for employee awards. The fair-value-based measurement method requires an entity to use a fair value hierarchy and fair value measurement techniques, such as appropriate valuation models for options. Under ASC 718, fair value is determined based on the substance of an award, regardless of how the award is structured. For example, if shares are transferred to an employee in exchange for a nonrecourse note secured only by those shares, the transaction is the same as granting the employee an option to purchase the shares and would therefore be accounted for as an option grant. See Section 7.7 regarding nonrecourse loans. Under the fair-value-based measurement method, the fair value of an award should reflect all substantive characteristics of the instrument, except those characteristics that are explicitly excluded by ASC 718. Explicitly excluded features under ASC 718 include: • Service conditions • Performance conditions • Restrictions that apply during the vesting period • Reload features • Certain contingent features, such as clawbacks related to noncompete agreements Service or performance conditions Service conditions and performance conditions affecting vesting or exercisability are often embedded in employee awards, but should be ignored in determining the fair value of the awards. Instead, an entity should recognize the cost of an award if the service or performance conditions are met, and should not recognize the cost of an award that is forfeited because the required service or performance conditions are not met. In other words, the guidance states that entities should ultimately recognize the cost only for awards if the service and performance conditions are met and precludes reducing the cost of an award to reflect a service and / or performance condition. This is what the second sentence of ASC 718-10-30-13 means. ASC 718-10-30-12 Awards of share-based employee compensation ordinarily specify a performance condition or a service condition (or both) that must be satisfied for an employee to earn the right to benefit from the award. No compensation cost is recognized for instruments that employees forfeit because a service condition or a performance condition is not satisfied (that is, instruments for which the requisite service is not rendered). Examples 1 through 2 (see paragraphs 718-20-55-4 through 55-40) and Example 1 (see 120 paragraph 718-30-55-1) provide illustrations of how compensation cost is recognized for awards with service and performance conditions. ASC 718-10-30-13 The fair-value-based method described in paragraphs 718-10-30-6 and 718-10-30-10 through 30-14 uses fair value measurement techniques, and the grant-date share price and other pertinent factors are used in applying those techniques. However, the effects on the grant-date fair value of service and performance conditions that apply only during the requisite service period are reflected based on the outcomes of those conditions. This Topic refers to the required measure as fair value. In contrast to service or performance conditions, market conditions impact the fair value of employee share-based awards as discussed below under “Market conditions.” (For more about market conditions, see Section 5.3.) and

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•	U.S. GAAP Definition - Fair Value (Adopted in SSAP No. 100R, paragraph 4.): The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; and

•

FASB ASC 820, Fair Value Measurement The price that would be received to sell an asset or paid to transfer a liability. The fundamental principle underlying the definition of fair value and the fair value measurement framework is that a fair value measurement represents an exit price, which ASC 820-10-35-2 describes as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Thus, a fair value measurement is not entity specific. Furthermore, a “mark-to-model” measurement that does not include an adjustment for risk does not represent a fair value measurement if market participants would include such an adjustment in pricing the related asset or liability (i.e., a fair value measurement must reflect all relevant factors that market participants would consider in determining a price for an asset or liability). ASC 820 also specifies that the fair value of an item classified in stockholders’ equity is similarly determined from the perspective of a market participant that holds the identical item as an asset as of the measurement date (i.e., also on the basis of an exit price determined from the perspective of the holder of the identical item as an asset); and

•	FASB ASC 480-10-S99 - (This guidance comes from SEC CFRR 211: Redeemable Preferred Stock): Preferred Stock Subject to Mandatory Redemption Requirements or Whose Redemption is Outside the Control of the Issuer ("Redeemable Preferred Stock"). The term means any stock which (i) the issuer undertakes to redeem at a fixed or determinable price on the fixed or determinable date or dates, whether by operation of a sinking fund or otherwise; (ii) is redeemable at the option of the holders, or (iii) has conditions for redemption which are not solely within the control of the issuer, such as stocks which must be redeemed out of future earnings. Under this definition, preferred stock which meet one or more of the above criteria would be classified as redeemable preferred stock regardless of their other attributes such as voting rights, dividend rights or conversion features

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The dollar amount of compensation was set with consideration of the following:

•	The amount of the compensation is equal to $10,000 per month of services rendered or $120,000 per year. Keeping in mind that there is no assurance that any intrinsic or cash value will ever develop for the preferred shares converting into common. The fact of the matter is that during the award period of fiscal years 2019 and 2020 the common stock most of the time did not trade and was “no bid”. At these times there was no market value to the common shares rendering the preferred shares valueless as well to the owners of the preferred shares.

•	Presently in order to bring future value to the common and preferred shares we are in substantive discussions with a potential merger/acquisition candidate that if it closes will qualify FHLD for a NASDAQ or other exchange listing. We are still in negotiations and there are no assurances that this specific transaction will close, however that being said I have several investment banking contacts submitting potential opportunities for my consideration of which both Mr. Hunt and I will have the responsibility for review and consideration of the due diligence once submitted. So regardless of this specific candidate or if another choice is made there will be a major transaction or one of similar quality made.

All of these factors were taken into consideration when determining the amount of the compensation for Messer’s Hunt and Kistler.

Regarding the consideration of restating the financials. It was suggested reversing the preferred shares issued as compensation for Mr. Hunt and Mr. Kistler and treat it as an accrued compensation liability. However, we would prefer not restating the audited financial reports and depending on the SEC’s review of this response letter, final decision has not been made until all items of concern have been resolved.

The Company is currently negotiating terms of a major acquisition of a private company. As a result of this transaction, as previously stated, it is anticipated and required that the conversion ratio of all classes of preferred shares will be amended to be less egregious and to fall within the amount of authorized common shares.

Should the staff have any additional comments or questions please call Brian Kistler, 260-450-3570 or email bkistler1956@gmail.com . Once the responses are accepted, we will file a final amendment to the Form 10 with the final revisions as needed.

Sincerely yours,

/s/ Brian Kistler

Brian Kistler, CEO

Freedom Holdings, Inc.

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